November 9, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey B. Werbitt
Re: Business Objects S.A. Form S-3
Ladies and Gentlemen:
     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2006 relating to the Registration Statement on Form S-3 (File No. 333-136449) originally filed with the Commission on August 9, 2006 (the “Registration Statement”).
     On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Mr. Werbitt by overnight delivery. Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.
Form S-3
General
     1. We note that you have filed a confidential treatment request, Control No. 17681. Please be advised that we are processing your request and will provide comments on your confidential application under separate cover.

Securities and Exchange Commission
Re: Business Objects S.A.
November 9, 2006

     By letter dated November 8, 2006, we responded to the Staff’s comment letter dated September 21, 2006 with respect to our confidential treatment request, Control No. 17681.
Information Incorporated by Reference, page 52
2.	Please revise to update the documents incorporated by reference. See Item 12(a)(2) of Form S-3.
     In response to the Staff’s comment, Business Objects has revised the disclosure on page 52 of Amendment No. 1.
Part II
Item 16, Exhibits, page II-2
Opinion of Sherman & Sterling LLP
3.	We note your counsel’s assumption that the Trust is validly existing under the laws of the State of California and has corporate power and authority to conduct its business as described in the Sub-Plan Trust. Please tell us why this assumption is necessary or appropriate. In this regard, we note that your registration statement appears to cover the issuance of shares by Business Objects to the Trust and the distribution of shares from the Trust to employees of certain subsidiaries. You have also named the Trust as a selling shareholder. In light of the foregoing, tell us why it is necessary to assume the existence and operation of the Trust when Item 601(b)(5) of Regulation S-K requires a legal opinion with respect to the issuance of shares by the company but does not require a similar opinion when selling shareholders choose to dispose of their shares. In response to this comment, specifically advise as to whether the Trust or the subsidiary employees act as the ultimate selling shareholder.
     Business Objects supplementally advises the Staff that it has included a revised opinion of counsel with Amendment No.1 that does not contain the assumption referred to above. This opinion corresponds to the opinion that Business Objects filed with Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-126082) that it filed with the SEC on October 24, 2005.

Securities and Exchange Commission
Re: Business Objects S.A.
November 9, 2006

     Business Objects supplementally advises the Staff that the Trust will generally be the selling shareholder.
Item 17, Undertaking, II-2
4.	Please revise your registration statement to disclose the undertakings required as a result of your reliance on Rule 430B or 430C or otherwise advise.
     In response to the Staff’s comment, Business Objects has revised the disclosure on pages II-2 and II-3 of Amendment No. 1.
Form 10-K for the year ended December 31, 2005
Item 9A. Controls and Procedures, page 109
5.	You disclose under “Changes in Internal Control over Financial Reporting” that “[t]here were no significant changes in [y]our internal control over financial reporting during the fourth quarter of 2005.” In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. See also Rules 13a-15(d) and 15d-15(d). Please confirm that there were no changes in Business Objects’ internal control over financial reporting that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Also, supplementally confirm that all future reports will present disclosure regarding changes in your internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).
     Business Objects confirms with the Staff that there were no changes in Business Objects’ internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Business Objects supplementally confirms with the Staff that all future reports will present disclosure regarding changes in our internal control over financial reporting in a manner consistent with Item 308(c) and Rules 13a-15(d) and 15d-15(d).
* * *

Securities and Exchange Commission
Re: Business Objects S.A.
November 9, 2006

     On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the request is made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.
     An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.
     In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated September 5, 2006 from the Commission to Business Objects, Business Objects hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Business Objects may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. Business Objects confirms that no additional material changes were made in Amendment No. 1 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update the Information Incorporated by Reference; (iv) to update the undertakings; and (v) to update the risk factors.
     Please direct your questions or comments to Julia Reigel of this office (650-320-4509) or me (650-849-3124). In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Reigel and me at 650-493-6811. Thank you for your assistance.

Securities and Exchange Commission
Re: Business Objects S.A.
November 9, 2006

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Phuong Phillips
cc:               Susan J. Wolfe, Esq.
                    Wendy Boufford, Esq.
                    Larry W. Sonsini, Esq.
                    Julia Reigel, Esq.